UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

YALETOWN CAPITAL INC.
(Name of small business issuer in its charter)

Nevada	7389	20-5163976
(State or other jurisdiction of	(Primary Standard Industrial	(IRS Employer
incorporation or organization)	Classification Code Number)	Identification No.)

Suite 200 - 3083 Grandview Hwy., Vancouver, B.C. V5M 2E4
(604) 437- 3374
(Address and telephone number of principal executive offices)

Suite 200 - 3083 Grandview Hwy., Vancouver, B.C. V5M 2E4
(Address of principal place of business or intended principal place of business)

Aaron D. McGeary, The McGeary Law Firm, 405 Airport Fwy., Suite 5 ,Bedford, Texas 76021
(817)-282-5885, (817)-282-5886 (fax)
(Name, address and telephone number of agent for service)

Copies of all communication to:

Yaletown Capital Inc.
Suite 200 - 3083 Grandview Hwy., Vancouver, B.C. V5M 2E4
(604) 437- 3374

Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering . [   ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [   ]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Dollar Amount to be Registered	Number of Shares to be Registered	Proposed Maximum Offering Price per Unit	Amount of Registration Fee
Common stock	$3,000,000	3,000,000	$1.00	$321.00

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Disclosure alternative used (check one): Alternative 1_____   Alternative 2     X

Subject to Completion, Dated August 11, 2006

PROSPECTUS

Yaletown Capital Inc.

3,000,000 Shares of Common Stock

The selling shareholders named in this prospectus is offering 3,000,000 shares of common stock of Yaletown Capital Inc. We will not receive any of the proceeds from the sale of these shares. The shares were acquired by the selling shareholders directly from us in a private offering of our common stock that was exempt from registration under the securities laws. The selling shareholders has set an offering price for these securities of $1.00 per share and an offering period of four months from the date of this prospectus. See “Security Ownership of Selling Shareholders and Management” for more information about the selling shareholders.

Our common stock is presently not traded on any market or securities exchange. The offering price may not reflect the market price of our shares after the offering.

_____________

This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss. See “Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

_____________

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Shares Offered by		Selling Agent	Proceeds to Selling
Selling Shareholders	Price To Public	Commissions	Shareholders
Per Share	$1.00	Not applicable	$1.00
Minimum Purchase	$100	Not applicable	$100
Total Offering	$3,000,000	Not applicable	$3,000,000

Proceeds to the selling shareholders do not include offering costs, including filing fees, printing costs, legal fees, accounting fees, and transfer agent fees estimated at $10,000. Yaletown Capital Inc. will pay these expenses.

This Prospectus is dated August 11, 2006.

PROSPECTUS SUMMARY

Yaletown Capital Inc.

Yaletown Capital Corp. (“Yaletown”, the “Company”) is a Vancouver, B.C., based film production company. Incorporated in the State of Nevada on February 14th, 2006, Yaletown plans to provide television and film production services that include script budgeting, production offices, location scouting, assembly and management of production personnel and production accounting services (herein generally referred to as ‘production services’). At present, Yaletown’s principals provide these services to the local Vancouver, BC film industry as private individuals. The Company’s mission is to enable US and Canadian producers who film in Vancouver to execute their television and film projects in a timely manner and on budget.

In addition to the above service offerings, Yaletown plans to expand its service offerings to include an interim production financing service for independent film and television productions. Additionally, Yaletown plans to offer television and film production funding on the basis of government rebates. These rebates are guaranteed and based on a provincial labour tax credit that refunds a portion of a productons expenses for labor costs. The interim production financing service is an additional service offering that will complement the Company’s existing television and film production services business.

We are a development stage company and we have not realized any revenues to date. Our auditors have issued a going concern opinion, raising substantial doubt about our financial prospects and our ability to continue as a going concern. In regard to our plans to offer film and television production funding, we do not, at present, have sufficient capital to fully execute our business plan. We will require additional financing to fully execute our business plan.

We are not a "blank check company," as we do not intend to participate in a reverse acquisition or merger transaction. A "blank check company" is defined by securities laws as a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

The Company’s offices are located at: Suite 200 - 3083 Grandview Hwy., Vancouver, B.C. V5M 2E4.

The Offering

Securities Offered	3,000,000 shares of common stock

Selling Shareholder(s)	3

Offering Price	$1.00 per share

Shares Outstanding Prior to the	8,000,000 shares of common stock

Offering	1,000,000 shares of Preferred stock

Shares to be Outstanding After the	8,000,000 shares of common stock

Offering	1,000,000 shares of Preferred stock

Use of Proceeds	We will not receive any proceeds from the sale of the common stock by the selling shareholders.

RISK FACTORS

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PRIVATE PLACEMENT MEMORANDUM, PROSPECTIVE PURCHASERS OF THE UNITS OFFERED HEREBY SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS IN EVALUATING THE COMPANY AND ITS BUSINESS.

IF ANY OF THE FOLLOWING RISKS OCCUR, OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION COULD BE SERIOUSLY HARMED. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES WE FACE. ADDITIONAL RISKS AND UNCERTAINTIES, INCLUDING THOSE THAT WE DO NOT KNOW ABOUT, OR THAT WE CURRENTLY DEEM IMMATERIAL, MAY ALSO ADVERSELY AFFECT OUR BUSINESS. THE TRADING PRICE OF OUR SHARES OF COMMON STOCK COULD DECLINE DUE TO ANY OF THESE RISKS, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

THE SECURITIES WE ARE OFFERING THROUGH THIS REGISTRATION STATEMENT ARE SPECULATIVE BY NATURE AND INVOLVE AN EXTREMELY HIGH DEGREE OF RISK AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. WE ALSO CAUTION PROSPECTIVE INVESTORS THAT THE FOLLOWING RISK FACTORS, AMONG OTHERS, COULD CAUSE OUR ACTUAL FUTURE OPERATING RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENTS, ORAL OR WRITTEN, MADE BY OR ON BEHALF OF US. IN ASSESSING THESE RISKS, WE SUGGEST THAT YOU ALSO REFER TO OTHER INFORMATION CONTAINED IN THIS REGISTRATION STATEMENT, INCLUDING OUR FINANCIAL STATEMENTS AND RELATED NOTES.

General Risk Factors

THE COMPANY HAS NEVER EARNED A PROFIT. THERE IS NO GUARANTEE THAT WE WILL EVER EARN A PROFIT.

From our inception on February 14, 2006 to the period ended on March 31, 2006 the Company has not generated any revenue. The Company does not currently have any revenue producing operations. The Company is not currently operating profitably, and it should be anticipated that it will operate at a loss at least until such time when we earn revenue from a television or film production, if revenue is, in fact, ever achieved.

OUR COMPANY WAS RECENTLY FORMED, AND WE HAVE NOT PROVEN THAT WE CAN GENERATE A PROFIT. IF WE FAIL TO GENERATE INCOME AND ACHIEVE PROFITABILITY, AN INVESTMENT IN OUR SECURITIES MAY BE WORTHLESS.

We have no operating history as Yaletown Capital Inc. and have not proved we can operate successfully. We face all of the risks inherent in a new business. If we fail, your investment in our common stock will become worthless. From inception on February 14, 2006 to the period ended on March 31, 2006, we incurred a net loss of $25,602 and did not earn any revenue. The purchase of the securities offered hereby must therefore be regarded as the placing of funds at a high risk in a new or "start-up" venture with all the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

WE HAVE NO OPERATING HISTORY. THERE CAN BE NO ASSURANCE THAT WE WILL BE SUCCESSFUL IN THE MOTION PICTURE AND TELEVISION PRODUCTION BUSINESS. AN INVESTMENT IN OUR SECURITIES MAY BE WORTHLESS.

The Company has no history of operations. Because Yaletown has no operating history, there can be no assurance that that the Company will be successful in the motion picture and television production business. In addition, any significant growth in our business will place additional demands on our Executive Officers, and any increased scope of our operations will present challenges due to our current limited management resources. Our future performance will depend upon our management and their ability to locate and negotiate television and film opportunities in which we can participate. There can be no assurance that we will be successful in these efforts. Our inability to locate additional opportunities, to hire additional management and other personnel, or to enhance our management systems, could have a material adverse effect on our results of operations. There can be no assurance that the Company's operations will be profitable.

Despite the fact that the principals of the Management team have substantial experience in the television and film industry, the Company has no operating history upon which investors may base an evaluation of potential future performance. Even if funded as a result of this Offering, the Company may experience operating and net losses in the future. There can be no assurance that the Company will be able to continue to attract new projects and produce new film titles in order to achieve significant increases in market share or generate sufficient operating revenues to achieve or sustain positive operating cash flow or net income.

THE TELEVISION AND FILM PRODUCTION BUSINESS IS HIGHLY COMPETITIVE AND SPECULATIVE AND WE MAY NOT BE SUCCESSFUJL IN SEEKING AVAILABLE OPPORTUNITIES. AN INVESTMENT IN OUR SECURITIES MAY BE WORTHLESS.

Management believes that the television and film industry has endured significant distribution and market changes in recent years. The markets in which the Company operates are characterized by competition among a number of large companies, which enjoy the major share of the market (Universal, Paramount, MGM, Sony, Columbia/Tristar, Disney, etc., for motion pictures. These are large and well-financed companies with a long history in the market. They have substantial advantages in terms of breadth of new picture development, marketing, sales, support capability and resources. In addition, these large competitors can often enter into strategic alliances with potential key customers or target accounts of the Company, which could have an adverse impact on the Company’s success with these accounts or prospects.

EACH OF OUR PRIMARY BUSINESS OPERATIONS IS SUBJECT TO COMPETITION FROM COMPANIES THAT HAVE GREATER PRODUCTION, DISTRIBUTION, HUMAN AND CAPITAL RESOURCES THAN DOES OUR COMPANY. THERE CAN BE NO ASSURANCE THAT THE COMPANY WILL BE ABLE TO COMPETE WITH OTHER COMPANIES THAT HAVE GREATER FINANCIAL, TECHNICAL AND HUMAN RESOURCES.

The Company competes for relationships with a limited supply of facilities and talented creative personnel to produce films and television productions. The Registrant competes with many companies possessing greater financial resources as well as for the recruitment and retention of qualified employees. The production and distribution of theatrical productions, television animation, videocassettes and video disks are significantly competitive businesses, as they compete with each other, in addition to other forms of entertainment and leisure activities, including video games and on-line services, such as the Internet. There is also active competition among all production companies in these industries for services of producers, directors, actors and others and for the acquisition of literary properties. The ability to attract successful and highly qualified screenwriters and producers is critical to the ongoing success of the Company. The Company may not be able to attract talented screenwriters or producers on commercially viable terms. There can be no assurance that the Company will be able to compete with other companies that have greater financial, technical and human resources.

Further, the increased number of theatrical films released in the United States has resulted in increased competition for audience attention. Revenues for film entertainment products depend in part on general economic conditions, but the competitive situation of a producer of films is still greatly affected by the quality of, and public response to, the entertainment product that the producer makes available to the marketplace. There is strong competition throughout the home video industry, both from home video subsidiaries of several major motion picture studios and from independent companies, as well as from new film viewing opportunities such as pay-per-view. There can be no assurance that the Company will be able to compete with other companies that have greater market share.

WE ARE SOLELY GOVERNED BY MR. RANDY CHEVELDAVE, OUR SOLE OFFICER AND DIRECTOR, AND, AS SUCH, THERE MAY BE SIGNIFICANT RISK TO THE COMPANY FROM A CORPORATE GOVERNANCE PERSPECTIVE.

Mr. Randy Cheveldave, our sole Executive Officer and Director makes decisions such as the approval of related party transactions, the compensation of any Executive Officers to be appointed in the future, and the oversight of the accounting function. Accordingly, there will be no segregation of executive duties and there may not be effective disclosure and accounting controls to comply with applicable laws and regulations, which could result in fines, penalties and assessments against us. Accordingly, the inherent controls that arise from the segregation of executive duties may not prevail. In addition, Mr. Cheveldave will exercise full control over all matters that typically require the approval of a Board of Directors. Mr. Cheveldave’s actions are not subject to the review and approval of a Board of Directors and, as such, there may be significant risk to the Company from the corporate governance perspective.

Mr. Randy Cheveldave, our sole Executive Officer and Director, exercises control over all matters requiring shareholder approval including the election of directors and the approval of significant corporate transactions. We have not voluntarily implemented various corporate governance measures, in the absence of which, shareholders may have more limited protections against the transactions implemented by Mr. Cheveldave, conflicts of interest and similar matters.

We have not adopted corporate governance measures such as an audit or other independent committees as we presently only have one independent director. Shareholders should bear in mind our current lack of corporate governance measures in formulating their investment decisions.

SINCE MR. RANDY CHEVELDAVE, OUR SOLE EXECUTIVE OFFICER AND DIRECTOR, IS NOT A RESIDENT OF THE UNITED STATES, IT MAY BE DIFFICULT TO ENFORCE ANY LIABILITIES AGAINST HIM.

Shareholders may have difficulty enforcing any claims against the Company because Mr. Randy Cheveldave, our sole Executive Officer and Director, resides outside the United States. If a shareholder desired to sue, shareholders would have to serve a summons and complaint. Even if personal service is accomplished and a judgment is entered against that person, the shareholder would then have to locate assets of that person, and register the judgment in the foreign jurisdiction where the assets are located.

THE DEVELOPMENT OF NEW MOTION PICTURE SUBJECT MATTER THAT WILL BE WIDELY ACCEPTED IS CRITICAL TO OUR SUCCESS. THERE CAN BE NO ASSURANCE THAT THE COMPANY WILL BE ABLE TO INTRODUCE TELEVISION PRODUCTIONS AND MOTION PICTURES THAT WILL BE CRITICALLY ACCLAIMED ON A TIMELY BASIS. IF WE FAIL TO ANTICIPATE CHANGES IN THE INDUSTRY AND DEVELOP NEW THEMES THAT GARNER CRITICAL ACCLAIM OUR BUSINESS VENTURE MAY FAIL.

The motion picture industry is characterized by rapid change that comes from shifts in industry standards, changes in customer viewing habits, and frequent new picture introductions. The Company is therefore dependent upon the development of timely and compelling screenplays, television and film productions. The Company’s success is largely dependent upon its ability to anticipate changes in the industry so that new themes can be launched successfully. There can be no assurance that the Company will be able to introduce new, critically acclaimed motion pictures on a timely basis, or that the new motion pictures introduced by the Company will achieve any significant degree of market acceptance or that any such acceptance will be sustained for any significant period of time. The failure of our motion pictures to achieve or sustain market acceptance could have a material adverse impact on the Company’s operating results.

THE BUSINESS OF TELEVISION AND FILM PRODUCTION INVOLVES A SUBSTANTIAL DEGREE OF RISK. OUR TELEVISION AND FILM PROJECTS MAY NOT BE COMMERCIALLY SUCCESSFUL, RESULTING IN THE COMPANY’S FAILURE TO RECOUP ITS INVESTMENT OR REALIZE ITS ANTICIPATED PROFITS.

The popularity of a television program film is dependent on many subjective aesthetic factors, including popular trends, personal preferences of the targeted audience, and production quality, to name a few, and as such is unpredictable. Investment in new production is fraught with substantial risk. In addition, product distribution is a complex process that may require a substantial investment in time and financial resources that the Company may not be able to undertake. The commercial success of our projects depends on the quality and acceptance of the projects that our competitors release into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure activities, general economic conditions and other tangible and intangible factors, many of which we do not control and all of which can change at any time. Some or all of our television and film projects may not be commercially successful, resulting in the Company’s failure to recoup its investment or realize its anticipated profits. Our failure to recoup our investment would have a material adverse impact on the Company’s operating results and financial prospects.

THE COMPANY’S ABILITY TO COMPLETE PRODUCTIONS IS SUBJECT TO THE RISKS INHERENT IN THE FILM AND TELEVISION PRODUCTION INDUSTRY. THERE IS A SUBSTANTIAL RISK THAT SOME OR ALL OF THE COMPANY’S TELEVISION AND FILM PROJECTS WILL NOT BE COMMERCIALLY SUCCESSFUL AND WILL CAUSE THE COMPANY TO LOSE ITS ENTIRE INVESTMENT IN THOSE PROJECTS.

These risks include dependence on new products, audience acceptance of new products, dependence upon licensing and distribution, competition, technological change, dependence upon government incentive programs, changes in government regulation, currency exchange rate fluctuations and availability of adequate production financing. Television and film production is highly speculative and inherently risky. The success of the Company’s television and film programming may be impacted by, among other factors, prevailing advertising rates, which are subject to fluctuation. There is a substantial risk that some or all of the Company’s television and film projects will not be commercially successful, resulting in costs not being recouped or anticipated profits not being realized, causing the Company to lose its entire investment in those projects.

PIRACY OF MOTION PICTURES IS EXTENSIVE IN MANY PARTS OF THE WORLD, INCLUDING NORTH AMERICA. PIRACY OF OUR FILMS MAY ADVERSELY IMPACT THE GROSS RECEIPTS RECEIVED FROM THE EXPLOITATION OF THESE FILMS, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, RESULTS OF OPERATIONS OR FINANCIAL CONDITION.

Motion Picture piracy is extensive in many parts of the world, including North America. Additionally, as motion pictures begin to be digitally distributed using emerging technologies such as the Internet and online services, piracy could become more prevalent because digital formats are easier to copy. Piracy of our television and film productions may adversely impact the gross receipts received from the exploitation of these films, which could have a material adverse effect on our business, results of operations or financial condition.

Risk Factors Related to the Company

OUR ABILITY TO MANAGE AND GROW OUR BUSINESS WILL DEPEND ON OUR ABILITY TO ATTRACT, TRAIN, MOTIVATE AND MANAGE NEW PERSONNEL EFFECTIVELY. OUR FAILURE TO ATTRACT QUALIFIED PERSONNEL COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, RESULTS OF OPERATIONS OR FINANCIAL CONDITION.

The Company is anticipating significant growth, which will place a substantial strain on its operational, administrative, and financial resources. The Company’s officers believe they have the experience necessary to manage the anticipated growth, and the material changes that will occur as a result of such growth. The Company’s officers recognize that the ability to grow on a fast track will depend on the Company’s ability to attract, train, motivate and manage new personnel effectively. Our failure to attract qualified personnel could have a material adverse effect on our business, results of operations or financial condition.

WE ARE DEPENDENT ON MR. RANDY CHEVELDAVE. THE LOSS OF MR.RANDY CHEVELDAVE WOULD HAVE AN ADVERSE MATERIAL IMPACT ON THE COMPANY’S OPERATING RESULTS.

The success of the Company is dependent to a significant degree on the continued contribution of Mr. Randy Cheveldave, our sole Executive Officer and Director. The loss of Mr. Cheveldave would have an adverse material impact on the Company’s operating results. The Company has not purchased key man life insurance for Mr. Cheveldave.

WE ARE DEPENDENT ON THIRD PARTIES TO DISTRIBUTE OUR TELEVISION AND FILMS. A LACK OF EFFECTIVE DISTRIBUTION OF THE COMPANY’S MOTION PICTURES WOULD HAVE A MATERIAL ADVERSE IMPACT ON THE OPERATING RESULTS OF THE COMPANY.

The sale of the Company’s produced motion pictures will principally be dependent on arranging and maintaining relationships and accounts with key distributors. The Company is not, nor may it ever be a party to an exclusive or long-term contractual arrangement with such distributors. To the extent that the Company is unable to arrange such distribution for its produced motion pictures, or arrange a suitable outlet for the Company’s motion pictures, lack of effective distribution would have a material adverse impact on the operating results of the Company.

Risks Related To This Offering and Our Stock

THE COMPANY HAS NOT PAID ANY CASH DIVIDENDS ON ITS SHARES OF COMMON OR PREFERRED STOCK AND DOES NOT ANTICIPATE PAYING ANY SUCH DIVIDENDS IN THE FORESEEABLE FUTURE.

Payment of future dividends, if any, will depend on earnings and capital requirements of the Company, the Company’s debt facilities and other factors considered appropriate by the Company’s Sole Officer and Director, or a Board of Directors that may be appointed in the future. To date, the Company has not paid any cash dividends on the Company’s common or preferred stock and does not anticipate paying any such dividends in the foreseeable future.

WE WILL REQUIRE ADDITIONAL FINANCING TO EFFECTUATE OUR BUSINESS PLAN. IF WE DO NOT OBTAIN ADDITIONAL FINANCING, OUR BUSINESS WILL FAIL.

We will need to obtain additional financing in order to execute our business plan. We currently do not have any operations and we have no income. We do not have any arrangements for financing and we may not be able to find such financing if required. Obtaining additional financing would be subject to a number of factors, including investor acceptance of mineral claims and investor sentiment. These factors may adversely affect the timing, amount, terms, or conditions of any financing that we may obtain or make any additional financing unavailable to us. If we do not obtain additional financing our business could fail. In the event that our business fails, your investment in our Company’s stock would be worthless.

BECAUSE OF OUR LIMITED RESOURCES AND THE SPECULATIVE NATURE OF OUR BUSINESS, THERE IS A SUBSTANTIAL DOUBT AS TO OUR ABILITY TO CONTINUE AS A GOING CONCERN.

The report of our independent auditors, on our audited financial statements for the period ended March 31, 2006 indicates that there are a number of factors that raise substantial doubt about our ability to continue as a going concern. Our continued operations are dependent on our ability to obtain financing and upon our ability to achieve future profitable operations. If we are not able to continue as a going concern, investors will lose their entire investment.

WE WILL NEED TO RAISE ADDITIONAL CAPITAL, IN ADDITION TO THE FINANCING AS REPORTED IN THIS REGISTRATION STATEMENT. IN SO DOING, WE WILL FURTHER DILUTE THE TOTAL NUMBER OF SHARES ISSUED AND OUTSTANDING. THERE CAN BE NO ASSURANCE THAT THIS ADDITIONAL CAPITAL WILL BE AVAILABLE OR ACCESSIBLE BY US.

Yaletown Capital Inc. will need to raise additional capital, in addition to the financing as reported in this registration statement, by issuing additional shares of common stock and will, thereby, increase the number of common shares outstanding. There can be no assurance that this additional capital will be available to meet these continuing exploration and development costs or, if the capital is available, that it will be available on terms acceptable to the Company. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, the business and future success of the Company will almost certainly be adversely affected. If we are able to raise additional capital, we cannot be assured that it will be on terms that enhance the value of our common shares.

IF WE COMPLETE A FINANCING THROUGH THE SALE OF ADDITIONAL SHARES OF OUR COMMON STOCK IN THE FUTURE, THEN SHAREHOLDERS WILL EXPERIENCE DILUTION.

The most likely source of future financing presently available to us is through the sale of shares of our common stock. Any sale of common stock will result in dilution of equity ownership to existing shareholders. This means that if we sell shares of our common stock, more shares will be outstanding and each existing shareholder will own a smaller percentage of the shares then outstanding. To raise additional capital we may have to issue additional shares, which may substantially dilute the interests of existing shareholders. Alternatively, we may have to borrow large sums, and assume debt obligations that require us to make substantial interest and capital payments.

THERE IS NO MARKET FOR OUR COMMON STOCK, WHICH LIMITS OUR SHAREHOLDERS' ABILITY TO RESELL THEIR SHARES OR PLEDGE THEM AS COLLATERAL.

There is currently no public market for our shares, and we cannot assure you that a market for our stock will develop. Consequently, investors may not be able to use their shares for collateral or loans and may not be able to liquidate at a suitable price in the event of an emergency. In addition, investors may not be able to resell their shares at or above the price they paid for them or may not be able to sell their shares at all.

THE COMPANY MAY ISSUE ADDITIONAL SHARES OF PREFERRED STOCK. THE RIGHTS OF THE HOLDERS OF THE COMMON STOCK OFFERED HEREBY WILL BE SUBJECT TO, AND MAY BE ADVERSELY AFFECTED BY, THE RIGHTS OF THE HOLDERS OF ANY PREFERRED STOCK THAT MAY BE ISSUED IN THE FUTURE.

Additional shares of preferred stock of the Company may be issued by the Company’s Sole Officer and Director, or a Board of Directors that may be appointed in the future, from time to time, without shareholder approval, on such terms as the Executive Officer or Board may determine. The rights of the holders of the common stock offered hereby will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. Moreover, although the ability of the Company to issue preferred stock may provide flexibility in connection with future acquisitions and other corporate purposes, such issuance may make it more difficult for a third party to acquire, or may discourage a third party from acquiring, a majority of the common stock of the Company.

IF A PUBLIC MARKET FOR OUR STOCK IS DEVELOPED, FUTURE SALES OF SHARES COULD NEGATIVELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

If a public market for our stock is developed, then sales of common stock in the public market could adversely affect the market price of our common stock. There are at present 8,000,000 shares of common stock issued and outstanding, and all such shares have no restrictions and are free trading. Sales of substantial amounts of common stock in the public market following any initial public offering could adversely affect the market price of the common stock.

THE COMPANY’S FOUNDING SHAREHOLDERS WHO BENEFICIALLY OWN OVER 50% OF THE COMPANY’S OUTSTANDING COMMON STOCK CONTROL US. IF YOU PURCHASE SHARES OF OUR COMMON STOCK, YOU MAY HAVE NO EFFECTIVE VOICE IN OUR MANAGEMENT.

After the Offering, the Company’s foundering shareholders will beneficially own over 50% of the Company’s outstanding common stock. These shareholders will be able to elect a majority of the Company’s directors and determine the outcome of significant corporate initiatives -- including the possible election of additional directors -- which require stockholder approval, regardless of how the remaining shareholders of the Company may vote. If you purchase shares of our common stock, you may have no effective voice in our management.

OUR SHARES QUALIFY AS PENNY STOCKS AND, AS SUCH, ARE SUBJECT TO THE RISKS ASSOCIATED WITH “PENNY STOCKS”. REGULATIONS RELATING TO “PENNY STOCKS” LIMIT THE ABILITY OF OUR SHAREHOLDERS TO SELL THEIR SHARES AND, AS A RESULT, OUR SHAREHOLDERS MAY HAVE TO HOLD THEIR SHARES INDEFINITELY.

The Company’s common shares may be deemed to be “penny stock” as that term is defined in Regulation Section “240.3a51 -1” of the Securities and Exchange Commission (the “SEC”). Penny stocks are stocks: (a) with a price of less than U.S. $5.00 per share; (b) that are not traded on a “recognized” national exchange; (c) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ - where listed stocks must still meet requirement (a) above); or (d) in issuers with net tangible assets of less than U.S. $2,000,000 (if the issuer has been in continuous operation for at least three years) or U.S. $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than U.S. $6,000,000 for the last three years.

Section “15(g)” of the United States Securities Exchange Act of 1934, as amended, and Regulation Section “240.15g(c)2” of the SEC require broker dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor’s account. Potential investors in the Company’s common shares are urged to obtain and read such disclosure carefully before purchasing any common shares that are deemed to be “penny stock”.

Moreover, Regulation Section “240.15g -9” of the SEC requires broker dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker dealer to: (a) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (b) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (c) provide the investor with a written statement setting forth the basis on which the broker dealer made the determination in (ii) above; and (d) receive a signed and dated copy of such statement from the investor confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company’s common shares to resell their common shares to third parties or to otherwise dispose of them. Stockholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, dated April 17, 1991, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

(i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer

(ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases

(iii) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons

(iv) excessive and undisclosed bid-ask differential and markups by selling broker-dealers

(v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses

Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains "forward-looking statements" that involve risks and uncertainties. We use words such as "anticipate", "expect", "intend", "plan", "believe", "seek" and "estimate", and variations of these words and similar expressions to identify such forward-looking statements. You should not place too much reliance on these forward-looking statements. Our actual results are most likely to differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described in the preceding "Risk Factors" section and elsewhere in this prospectus. These forward-looking statements address, among others, such issues as:

  future earnings and cash flow
  development projects

  business strategy
  expansion and growth of our business and operations
  our estimated financial information

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate under the circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties, which could cause our actual results, performance and financial condition to differ materially from our expectation.

Consequently, these cautionary statements qualify all of the forward-looking statements made in this prospectus. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they would have the expected effect on us or our business or operations.

DILUTION

The common stock to be sold by the selling shareholders is common stock that is currently issued and outstanding. Accordingly, there will be no dilution to our existing shareholders.

PLAN OF DISTRIBUTION

The Selling Shareholders or their donees, pledges, transferees or other successors-in-interest selling shares received after the date of this prospectus from a Selling Shareholder as a gift, pledge, distribution or otherwise, may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed prices, at prevailing market prices, at prices related to prevailing market prices, at varying prices or negotiated prices. The Selling Shareholders may use any one or more of the following methods when selling shares:

  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
  purchases by a broker-dealer as principal and resale by the broker-dealer for its own account;
  an exchange distribution following the rules of the applicable exchange;
  privately negotiated transactions;
  short sales that are not violations of the laws and regulations of any state of the United States;
  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
  broker-dealers may agree with the Selling Shareholders to sell a specified number of such shares at a stipulated price per share; and
  a combination of any such methods of sale or any other lawful method.

The Selling Shareholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Shareholders to include the pledgee, transferee or other successors-in-interest as Selling Shareholders under this prospectus. The

Selling Shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Shareholders also may sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Shareholders also may enter into option or other transactions with broker-dealers or other financial institutions for the creation of one or more derivative securities which require the delivery to the broker-dealer or other financial institution of shares offered by this prospectus, which shares the broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect the transaction).

The aggregate proceeds to the Selling Shareholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the Selling Shareholders reserves the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The Selling Shareholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling Shareholders that are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the Selling Shareholders, the respective purchase prices and public offering prices, the names of any agents, dealers or underwriters, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

Sales Pursuant to Rule 144

Any shares of common stock covered by this prospectus, which qualify for sale pursuant to Rule 144 under the Securities Act, as amended, may be sold under Rule 144 rather than pursuant to this prospectus.

Regulation M

We plan to advise the Selling Shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling security holders and their affiliates. Regulation M under the Exchange Act prohibits, with certain exceptions, participants in a distribution from bidding for, or purchasing for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Accordingly, a Selling Shareholder is not permitted to cover short sales by purchasing shares while the distribution it taking place. Regulation M also governs bids and purchases made in order to stabilize the price of a security in connection with a distribution of the security. In addition, we will make copies of this prospectus available to the selling security holders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

State Securities Laws

Under the securities laws of some states, the shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the common shares may not be sold unless the shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

Expenses of Registration

We are bearing substantially all costs relating to the registration of the shares of common stock offered hereby. These expenses are estimated to be $10,000.00, including, but not limited to, legal, accounting, printing and mailing fees. The Selling Shareholders, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of such shares common stock.

USE OF PROCEEDS TO ISSUER

We will not receive any proceeds from the sale of the common stock offered through this prospectus by the selling shareholders.

DESCRIPTION OF BUSINESS

Yaletown Capital Corp. (“Yaletown”, the “Company”) is a Vancouver, B.C., based film production company. Incorporated in the State of Nevada on February 14th, 2006, Yaletown plans to provide television and film production services that include script budgeting, production offices, location scouting, assembly and management of production personnel and production accounting services (herein generally referred to as ‘production services’). At present, Yaletown’s principals provide these services to the local Vancouver, BC film industry as private individuals. The Company’s mission is to enable U.S. and Canadian producers, who film in Vancouver, to execute their television and film projects in a timely manner and on budget.

In addition to the above service offerings, Yaletown plans to expand its service offerings to include an interim production financing service for independent film and television productions. Additionally, Yaletown plans to offer television and film production funding on the basis of government rebates. These rebates are guaranteed and based on a provincial labour tax credit that refunds a portion of a productons expenses for labor costs. The interim production financing service is an additional service offering that will complement the Company’s existing television and film production services business. In addition to the above service offerings, Yaletown plans to expand its plans expand its offerings to include financing services for independent film and television productions. Additionally, Yaletown plans to offer film and television production funding on the basis of government rebates, which are guaranteed and based on a labour based tax incentive that provides refundable tax credits.

Yaletown plans to act as a liaison between clients, producers and local unions, film authorities and governmental bodies supplying interim television and film production funding. Yaletown will provide interim funding to production companies for BC based productions that qualify for the provincial government of BC’s labour tax credit. Yaletown will make this funding available to production companies during the pre-production, principal photography and postproduction stages. As part of the funding process, the Company will manage the associated paperwork and liaise with the relevant Government authorities. As such, the Company will act as a producer to the projects that it helps to finance. For its interim funding and production services, Yaletown will charge a fee that will be based on the total size of a production’s budget.

From our work and discussions with producers, management at Yaletown have found that independent film and television productions have a need for our proposed project finance service. The BC Film

Commission and the Union of BC Performers cite lack of access to capital as a major obstacle to industry prosperity and growth. The Company plans to work with a major Canadian bank and the film and television commissions so that it can service this target business. To this end, management has held discussions with the Royal Bank of Canada in Vancouver (with Mr. John Gensel – Director of Film and Television Finance) regarding cooperation in the servicing of client productions.

A Rapidly Evolving Industry Creates Demand for a New Source of Production Funding:

New lower-cost, higher-quality digital camera and editing equipment is allowing independent producers and directors to create quality output that was previously the domain of 16mm and 35mm film. The net effect of the new digital technology is that many television and film projects are now able to significantly reduce their production costs. As a result, the industry is witnessing an emerging tide of digital production that is increasingly garnering interest due to its high quality and lower production costs.

However, there are few non-studio producers or production companies with access to sufficient capital to package and fund independent film and television productions – the very type of productions that benefit most from the new digital technology. A large factor in the funding shortfall is that independent productions typically do not qualify for interim bank funding for reasons of:

1.	Low budget (overall budgets less than $1.5 million);
2.	Lack of a distribution deal;
3.	Not a part of a studio system; and,
4.	Track record: inexperienced producer or director.

However, in the Province of British Columbia most of these productions can qualify for government incentives, including labor tax credits.

Facts about Film and Television Production in Canada and British Columbia:

The film and television production services business injects 1 billion dollars into the BC economy each year. In Canada in 2004, over $143 million financing dollars were required by modest-budget productions, which qualified for government guaranteed cash rebates, with over 300 qualifying productions in the BC market alone (Source: Union of BC Performers).

For independent, small-budget film and TV productions budget shortfalls need to be addressed before filming can commence. For budgets of less than one million five-hundred thousand dollars, application fees became prohibitive, causing many potentially successful productions to go un-serviced, with some delayed indefinitely. Yaletown has identified this lower-budget production market as a compelling business opportunity.

Government Sponsored Film and Television Tax Credits

The Provincial government of British Columbia has implemented a tax credit program that refunds a percentage of labour costs to attract film and television projects with the goal to bolster employment in the province and provide tangible economic benefits.

The Film and Television Tax Credit program in British Columbia provides refundable tax credits to eligible corporations that produce qualifying film and video productions in the province. These credits are claimed when filing the T2 Corporation Income Tax Return in Canada, and are refundable to the extent they exceed the corporation's income tax payable. The Canada Revenue Agency administers the processing of claims and issuance of refunds.

Film Incentive BC (FIBC) is a labour based tax incentive that provides refundable tax credits to British Columbia owned and controlled production companies based on eligible BC labour costs. The program includes 4 distinct credits (www.bcfilm.bc.ca/fibc.php):

  The basic tax credit is for British Columbia controlled productions;
  The regional tax credit stimulates production outside of Vancouver;
  The training tax credit promotes the development of skilled workers in the industry; and
  The digital animation or visual effects tax credit (DAVE) assists the development of the digital animation and visual effects industry.

The certifying authority, the BC Minister of Tourism, Sport and the Arts, determines eligibility for a Film and Television Tax Credit. A corporation that wishes to claim any of the credits must apply to the certifying authority for an eligibility certificate and provide the necessary information and records. An eligibility certificate will be issued, covering all of the credits with respect to a film or video production, if the certifying authority is satisfied, based on the information available to it, that the corporation will be entitled to receive a completion certificate on completion of the production. After the production is complete, the corporation must apply promptly to the certifying authority for a completion certificate. A completion certificate with respect to the production will be issued if the certifying authority is satisfied, based on the information available to it, that the corporation is eligible for the tax credit specified in the application. ( www.rev.gov.bc.ca )

In 2004, in British Columbia (which comprises 1/3 of total film budgets shot in Canada), there were some 300 qualifying domestic film and television productions, and 150 productions of US and foreign origin, that required funding (Source: BC Film Commission). In most cases, potentially successful productions could not access funding because budgets and funding requirements for many independent productions fell below the minimum thresholds of traditional banking and film finance participants. In management’s opinion, application fees become prohibitive for budgets of less than one million five hundred thousand dollars, thereby causing many productions to go un-serviced, while some were indefinitely delayed.

A film or television production that qualifies for a payroll tax rebate can earn a payroll rebate of up to 40%. The payroll tax rebate typically takes between 4 and 6 months to be processed and paid by federal, provincial governments.

In the Government Labor-Cost Tax Rebate scenario there are two risk factors:

1.	The picture must be completed with-in its prescribed budget and,
2.	The picture must be shown in a public venue within 12 months of completion.

If either of these two criteria is not met, then the Government has the option of clawing back some or all of the rebate amounts.

Yaletown’s plan is to help BC based television and film productions access production funding when the production company needs it most. By making capital available during pre-production, principal photography and post production, Yaletown can help production companies to bridge the gap between the time a pre-production begins and the time post production ends, after which the corporation seeking the television and film tax credit can apply for the credit.

Rebates from government labor tax credits of up to 40% would allow Yaletown to assist producers in determining what dollar amount could be freed-up and available to apply toward the completion of each picture. Moreover, the assignment of such a rebate from a government labor tax credit to Yaletown Capital, functions as collateral. Because Yaletown’s principals are effectively producing the picture on behalf of the client, overall project controls will be in place to ensure an orderly production process and timely conclusion.

The labor costs for a production budget are typically equal to approximately 70% of total project budget. A 40% rebate from a government labor tax credit based on the 70% labor costs would be equal to a 28% of the overall budget. On a total budget size of one million dollars, Yaletown could assist producers to acquire interim capital of approximately $280,000 (less debt servicing costs).

Products & Services

The Company plans to offer production companies film and television production funding on the basis of Government guaranteed rebates. With an excess of 75 years of aggregate experience and industry specific business contacts, Yaletown is in a strong position to capitalize on a prevalent and growing need for boutique financing and production services.

Pre-Production and Production Consultation and Planning Services: Chief among the Company’s offerings is its ability to consult with and plan for its customers’ production requirements. Knowing with certainty, the costs, time frame and correct methods of implementing their plans is of inestimable value to clients who will invest millions of dollars and their reputations, in their film and television productions. Yaletown’s principals review and make recommendations regarding proposed courses of action, budgets, business relationships, service agreements, labour contracts, financing, government programs (tax incentives), locations, permitting and a host of other variables that affect television and film productions.

Management Team

Yaletown’s sole Executive Officer and Director, Mr. Randy Cheveldave, has in excess of 30 years of experience in the film industry. During this period, Mr. Randy Cheveldave has worked on over 40 Vancouver based productions. As such, Mr. Randy Cheveldave is uniquely qualified to address the changing and evolving needs of the local film industry in BC.

Resumes of Key Personnel

Mr. Randy Cheveldave – President & CEO

Mr. Randy Cheveldave, President & CEO. Mr. Cheveldave is a Canadian film icon with a 30-year track record in the business of financing, producing, directing and distributing film and television entertainment. He has worked extensively with industry legends such as Frances Ford Coppola,

Michael Cimino and Chris Brancatto. Mr. Cheveldave has earned the respect of influential industry executives on both sides of the Canada/US border. Mr. Cheveldave is a seasoned vetran and respected member of the West Coast film and television industry, as he has worked with many cast, crew, directors, producers, studios and financiers.

In 1973 Randy graduated with honors from Canada’s University of Victoria Theater and Film School. His graduate project earned top marks and propelled Randy into a burgeoning film industry where he went on to earn awards such as Best Short Film for “Emily Carr - The Lady of Allsorts” which was later acquired by the Smithsonian Institute and became the longest running film of all time, playing seven times per day, seven days per week for over seven years. It is now archived at the Smithsonian. Mr. Cheveldave has been the recipient of several other awards including two at the Cannes Film Festival. Randy is also an alumni of the famous and long-running “Beachcombers” CBC television series.

Thereafter, Randy found his way to Los Angeles where he honed his production and directorial skills. After returning to Vancouver to start a family and continue his career in film and television, Randy soon found that his skill set was in high demand. At this time, Vancouver was rapidly becoming a recognized film and television production location. Randy soon became involved in the development of local film and television productions. Randy was able to assist by budgeting, financing, producing and directing many productions while also providing early employment and training for many cast and crew members who are, to this day, successful film and television industry participants.

Mr. Cheveldave has produced, managed and directed over 45 film and television productions, in addition to having developed and financed several more. Mr. Cheveldave has spent his entire post education career in the film and television business.

Randy Cheveldave Producer/Production Manager Credits

THE STRANGER GAME (TV movie) – Producer; Lifetime/Peace Arch; Exec Prods: Marcy Gross, Ann Weston; Dir: Terry Ingram; w/ Mimi Rogers, David Orth, Barclay Hope

THE TOOTH FAIRY (feature) – Producer; Stephen J. Cannell Studios; Exec Prods: Stephen J. Cannell, Mike Dubelko; Dir: Chuck Bowman; w/ Llochlyn Munroe, Chandra West

22 HANDS (indie feature) – Producer; Cine Chachi Productions; Exec Prods: Lindsay Moffat, Blaine Houserman; Dir: James Henderson

THE NEW BEACHCOMBERS CHRISTMAS (TV movie) – Production Manager; CBC/Soapbox Productions; Exec Prods: Jackson Davies, Nick Orchard; Dir: Anne Wheeler; w/ Dave Thomas, Cameron Bancroft, Deanna Milligan

THE COLLECTOR (1 hr series; 9 eps) – Line Producer; CHUM/CITY-TV/No Equal Entertainment; Exec Prods: Jon Cooksey, Ali Matheson, Larry Sugar Dirs: Holly Dale, George Mendeluk, Michael Robison, John Pozer w/ Chris Kramer, Carly Pope, Ellen Dubin

LIL’ ROMEO (1/2 hr pilot) – Co-Producer/pm; Nickelodeon; Exec Prods: Thomas Lynch, Caz Hyman; Producer: Larry Sugar; Dir: Anthony Atkins; w/Master P, Lil’ Romeo, Victoria Jackson

FIRST WAVE (1 hr series; 3 seasons; 66 eps) – Co-Producer; Sci-Fi Channel/Pearson/American Zoetrope; Exec Prods: Francis Ford Coppola, Larry Sugar, Chris Brancato; Dirs: Jorge Montesi, Brad Turner, Shawn Levy, Mark Sobel, Bill Corcoran, Ken Girotti, Brenton Spencer, Holly Dale, Graeme Lynch, Mike Rohl, Michael Robison George Mendeluk, Gilbert Shilton etc. w/ Sebastian Spence, Tracy Lords, Rob Labelle, Roger Cross

NINJA TURTLES (1/2 hr series; 6 eps) – Producer; Fox Broadcasting; Exec Prods: Lance Robbins, James Shavick; Dirs: Clay Borris, Charles Wilkinson Robert Lee, James Taylor

DOGS BEST FRIEND – Line Producer/pm; Regent Entertainment/Lifetime; Prods: Lance Robbins, James Shavick; Dir: Allan Goldstein; w/ Richard Mulligan, Shirley Jones, Bobcat Goldthwait, Adam Zolotin

THE HEIST – /Line Producer/pm: Saban Entertainment; Prods: Lance Robbins, James Shavick; Dir: Michael Kennedy; w/Andrew McCarthy, Cynthia Geary

THE FIFTH SEASON – Line Producer/pm; Saban Entertainment/Prism Entertainment; Prods: Lance Robbins, James Shavick, Dir: David Winning; w/Lance Henriksen, Joan Severance, Jeff Wincott

THE LONG ROAD HOME – Line Producer; Republic Pictures; Prods: Dean Hamilton, Randy Turrow; Dir: Dean Hamilton; w/ Danny Aiello, Kris Kristofferson, Jaimz Woolvet, Dee Wallace Stone, Robert Prosky, Vincent Scheavelli, Will Estes

DIGGER – Line Producer/pm; Circle Productions, Northwood Entertainment; Prods; Robert MacLean, Chris Bowell; Dir: Robert Turner; w/ Adam Hann-Byrd, Josh Jackson, Leslie Nielsen, Olympia Dukakis, Timothy Bottoms, Barbara Williams

FRIDAY 13TH PART VIII – JASON TAKES MANHATTAN – Producer; Paramount Pictures; Exec Prod: Frank Mancuso Jr.; Dir: Rob Hedden; w/ Jensen Daggit, Kane Hodder, Peter Mark Richman

ROBIN OF LOCKSLEY – PM; Showtime; Prod: Larry Sugar; Dir: Michael Kennedy; w/ Devon Sawa, Sarah Chalke, Josh Jackson

ANNIE O – PM; Showtime; Prod: Larry Sugar; Dir: J. Michael McClary; w/ Coco Yares, Rob Stuart

NORTHWOOD (1/2 hr series; 16 eps) – PM; Soapbox Productions/Canadian Broadcasting Corporation; Exec Prod: Nick Orchard; Dirs: Brad Turner, Neill Fearnley, w/ Deanna Milligan, Llochyn Munro, Daryl Dennis

THE BLACK STALLION (1/2 hr series; 26 eps); - PM Alliance Entertainment; Prods: Robert Lantos, Steven Denure, Jonathan Hackett; Dirs: George Bloomfield, Ken Jubenvill, Stuart Gillard, Stephen Surjik, w/ Mickey Rooney, Richard Ian Cox

UNSUB (1 hr pilot) – PM; Cannel Films; Exec Prod: Steven J. Cannel; Prod: John P. Kousakis; Dir: Jeff Corey w/M. Emmet Walsh, David Soul

NEON RIDER (2 hr pilot) – PM; Atlantis Entertainment/CTV; Prods: Michael MacMillan, Jan Platt, Danny Virtue; Dir: Stuart Margolin; w/ Winston Reckert

J.J. STARBUCK II (1 hr series; 6 eps) – PM; Cannel Films; Prods; Exec Prod: Stephen J. Cannel; Prod: Alex Beaton; Dirs: William Fraker, James Whitmore Jr., Zale Dalen, etc.; w/ Dale Robertson, Ben Vereen

BODY OF EVIDENCE – PM: CBS-TV; Prods: Henry Colman, Paul Tucker; Dir: Roy Campanella Jr. w/ Barry Bostwick, Margot Kidder

STINGRAY (1 hr series; 22 eps) – PM; Cannel Films; Prods: Stephen J. Cannel, Chuck Bowman; Dirs: Rob Bowman, Kim Manners Chuck Bowman, Charles Picerni; w/ Nick Mancuso

HOT PURSUIT – PM; Republic Pictures; Prod: Pierre David; Dir: Stephen Lisberger; w/ John Cusak, Robert Loggia, Monty Markham, Shelley Fabre

APRIL FOOLS DAY – PM; Paramount Pictures: Prod: Frank Mancuso Jr.; Dir: Fred Walton; w/ Clayton Rohner, Thomas F. Wilson, Griffin O’Neal, Deborah Foreman

YEAR OF THE DRAGON – PM; De Laurentiis Group; Prods: Dino D. Laurentiis, Fred Caruso; Dir: Michael Cimino; w/ Mickey Rourke, John Lone

GENERAL HOSPITAL (1 hr soap; remote shooting; 11 eps) – PM; Prods: Gloria Monty, Gerry Balme; Dir: Gloria Monty; w/ Tony Geary, Emma Samms, Rick Springfield, Finnola Hughes

Randy Cheveldave Director Credits

FIRST WAVE (1 hr series; 4 eps) – Director; American Zoetrope/Sci-Fi Channel/Pearson; Exec Prods: Francis Ford Coppola, Larry Sugar, Chris Brancato; w/ Sebastian Spence, Tracy Lords, Rob Labelle

DEATHGAME – Director; Concorde/New Horizon; Prods: Roger Corman, Maurice Smith; w/ Timothy Bottoms, David McCallum, Evan Lurie

NINJA TURTLES (1/2 hr series; 6 eps) – 2nd Unit Director; Fox Broadcasting Company; Exec Prods: Lance Robbins, James Shavick

SEALED WITH A KISS – 2nd Unit Director; Saban Entertainment; Prods: Lance Robbins, James Shavick; Dir: Bill Corcoran w/ C. Thomas Howell, Calli Timmins, Lisa Howard

RUGGED GOLD – 2nd Unit Director; Alliance/Atlantis & CTV Network; Exec Prod: Stephan Reichel; w/ Art Hindle

TRACKS OF A KILLER – 2nd Unit Director; Saban Entertainment; Prods: Lance Robbins, James Shavick; Dir: Harvey Frost w/ James Brolin, Kelly Le Brock

THE LONG ROAD HOME – B Unit Director (w/principal talent); Republic Pictures; Exec Prods: Dean Hamilton, Randy Turrow; Dir: Dean Hamilton; w/ Rick Aiello, James Woolvet, Dee Wallace Stone, Robert Prosky, Vincent Scheavelli, Will Estes, Keegan Mackintosh

THE HEIST – 2nd Unit Director; Saban Entertainment; Prods: Lance Robbins, James Shavick; Dir: Michael Kennedy w/ Wolf Larson, Andrew McCarthy, Cynthia Geary

THE BLACK STALLION 2 (1/2 hr series; 6 eps) - 2nd Unit Director; Alliance Entertainment; Prods: Robert Lantos, Steven Denure, Stephan Reichel, Jonathan Hackett; w/ Mickey Rooney, Richard Ian Cox

DIGGER – 2nd Unit Director; Circle Productions, Northwood Entertainment; Prods; Robert MacLean, Chris Bowell; Dir: Robert Turner; w/ Adam Hann-Byrd, Josh Jackson, Leslie Nielsen, Olympia Dukakis, Timothy Bottoms, Barbara Williams

NEON RIDER (2hr pilot) – 2nd Unit Director; Atlantis Productions/CTV; Prods: Michael MacMillan, Jan Platt, Danny Virtue; Dir: Stuart Margolin; w/ Winston Reckert

FRIDAY 13TH PART VIII – JASON TAKES MANHATTAN – 2nd Unit Director; Paramount Pictures; Exec Prod: Frank Mancuso Jr.; Dir: Rob Hedden; w/ Jensen Daggit, Kane Hodder, Peter Mark Richman

WISEGUY (1 hr series; 2 eps) – 2nd Unit Director; Cannel Films; Prods: Stephen J. Cannel, Alex Beaton; w/ Ken Wahl, Kevin Spacey, Joan Severance, Jim Byrnes

SIRENS (1/2 hr pilot) – 2nd Unit Director; Cannel Films; Prods: Stephen J. Cannel, John P. Kousakis; w/ Dina Manoff

J.J. STARBUCK (1 hr series 2 eps) 2nd Unit Director Cannel Films; Prods; Stephen J. Cannel, Alex Beaton; Dirs: William Fraker, Zale Dalen, Chuck Bowman, Charles Picerni; etc. w/ Dale Robertson, Ben Vereen

STINGRAY (1 hr series 3 eps) – 2nd Unit Director; Cannel Films; Prods: Stephen J. Cannel, Chuck Bowman; Dirs: Rob Bowman, Kim Manners; w/ Nick Mancuso

CARS (1/2 hr pilot) – Director; D.M. Productions; Prod: Duane Mackie

JOURNEY HOME (1 hr docu-drama) – Director; U.M.A. Productions; Prod: Sishir Inocalla

BILLY JACOBS’ STORY (1 hr docu-drama) – Director; U.M.A. Productions; Prod: Sishir Inocala

Representation:	S. Charles Lenhoff
Lenhoff & Lenhoff
830 Palm Avenue
West Hollywood, Ca. 90069
PHONE: 310-855-2411/FAX: 310-855-2412/E-MAIL:
charles@lenhoff.com

Industry Overview

Film production and the technology that is used to shoot television and film has radically evolved over the last 15 years. Many industry participants have failed to acknowledge these changes, particularly in regard to the funding needs of a new emerging class of independent television and film productions. Concurrent to the growth and worldwide expansion of the number of television channels (satellite/cable/pay per view) and cinemas, vast improvements have been made in the cost and quality of digital production technologies, including cameras and editing equipment. This technological evolution has allowed talented producers and directors to shoot modest-budget projects and deliver theatrical-quality finished product.

Traditional Avenues for Film & TV Funding

Much of the industry’s existing funding comes through the studio and television network systems. Moving a project through the channels to the decision makers is often based on relationships and/or years of development. Packaging of the project usually includes the securing of stars and directors that are likely to pique the interest of the studios, actors and key production personnel. Budgets are substantial as are advertising and distribution costs (which are all charged back to the production). Timing is crucial. Typically, talent is booked months or years in advance. As a result, there is a defined window of opportunity beyond which there is no guarantee of talent availability. If a project is not green lighted and funded at the appropriate time, the production may have to wait until the following year, juggle its cast and crew to get the picture made, or be put on the shelf in hopes of being made in the future.

There are a few successful producers and production companies that have access to sufficient capital to package and fund small to medium budget film and television productions. In most cases these producers and production companies are involved in development of their own projects and have little time for other projects. Many film and television stars have their own production companies and some of those have access to capital, based on their ability to acquire good film or TV projects and to attract talent. Occasionally a star will invest in the project either by deferring his or her salary or by accepting a percentage for profits in addition to a nominal expense-type salary.

Budget shortfalls in independent film and TV production need to be addressed before filming commences. Based on pre-sold distribution rights, overall budget, and other pertinent factors (cache of talent, and reputation of production personnel), producers can approach a primary lending institution for interim (completion) funding. Several European, US and Canadian banks have departments devoted to this business sector. However, many modest-budget productions cannot qualify for bank funding due to low overall budget, lack of a distribution deal and/or the track record of the project’s producers (also key production personnel), despite the fact that they have access to substantial government payroll and tax rebates. Yaletown has identified this modest-budget production market as fertile ground for its suite of services.

The Emergence of Independent Film and Television Productions

By and large, independent film and television productions have existed in the shadow of the studio system. Many co-productions were structured to allow semi-independent producers and directors the leeway to make their own pictures while relying on the major studios to facilitate packaging, financing and distribution. From the late 1990’s on, dramatic shifts in the cost and technical capability of digital devices allowed enterprising producers and directors to access film-quality results on low production budgets. Films such as Blair Witch Project, Once Upon A Time In Mexico, The Full Monty, Like Water For Chocolate, Leaving Las Vegas, and Trainspotting, incorporated substantially more production value and generated much greater profits than would normally be expected.

The impact that a successful low budget, independent production can have on the film industry is impressive. When a quality low budget picture generates box office receipts that greatly exceed its production budget, inclusive of DVD sales, the buzz in Hollywood is apparent. Management believes that with the growing success of many low budget independent productions, the TV-watching and movie-going public have proven that they care little about size of the production budget so long as the product is entertaining.

The possibilities and potential of independent film and television production are compelling. This, coupled with lower production costs and the potential to exercise greater artistic freedom, is why the independent side of the industry will continue to prosper.

Market Description: North American Film & Television Production Markets

In Canada in 2004, it is estimated that over $143 million financing dollars were required by modest-budget productions qualifying for Government guaranteed cash rebates with over 300 qualifying productions in the BC market alone (Source: Union of BC Performers). The British Columbia market for Government rebate productions, in finance contracts, amounts to approximately 42.5 million dollars. In its entirety The Film and Television Production Services business injects 1 billion dollars into the BC economy each year (Source: BC Film Commission)

Primary Business Opportunities

British Columbia ended 2004 with its third straight year of growth with forecast GDP up 3.6% for 2005 and personal disposable incomes up by 6% by 2006. Now S&P rated at AA, the Province’s low debt, higher than expected surpluses and robust economy are attracting domestic and international attention. Real capital investments have increased by some 14.6% year over year (2004) and are forecast to increase by 8% again in 2005.

The 2010 Winter Olympics in Vancouver will further raise the international profile of the region. Substantial Federal and Provincial monies are being pumped into the BC economy to build-out public infrastructure in preparation for hosting the 2010 Olympics.

In British Columbia alone, the film and TV industry injects well over one billion dollars each year into economy. Rather than resting on their achievements, local and federal governments continue to advance investment opportunities and job creation, and in doing so, have raised business and investor confidence in British Columbia’s economic environment. Facts:

  Location:                      Canada
  Status:                          Democratic government
  Capital City:                 Victoria
  Main Cities:                 Vancouver, Victoria, Kelowna
  Population:                   3.3 million est. Area: 984,600 km2
  Currency:                     Dollar = $0.89 USD
  Languages:                  English and French

British Columbia Independent Production Financing & Services - Under pressure to match film and television tax incentives from other provinces, the BC Provincial Government recently raised the payroll tax rebate for Canadian productions from 20% to 30%, and the rate for US and Foreign based productions from 12% to 18%. This was designed to stimulate interest from both foreign (US) and domestic producers. With an attractive currency conversion rate, tax rebates and some of the most dramatic shooting locations in the world, the Commission is forecasting market growth in 2005/2006. However, a large demand for small budget film and television production financing remains unsatisfied and consequently has created pent-up demand for access to rebate-oriented cash flow.

Compliance With Government Regulation

Yaletown is not impacted by the costs and effects of compliance with environmental laws, other than the laws and regulations generally applicable to businesses. Spectre operates with a high level of respect for and promotes the protection of the environment, and is not aware of circumstances that would create any significant financial responsibility for environmental matters.

Employees

At present, we have no employees. We anticipate that we will be conducting most of our business through agreements with consultants and third parties.

MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes to those statements included elsewhere in this prospectus. In addition to the historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

Plan Of Operations

Our business plan for the next twelve months is to continue to offer script budgeting, production offices, location scouting, assembly and management of production personnel and production accounting services to the local film industry in Vancouver, BC.

We also plan to introduce a new service that provides interim film and television production funding that is based on the government labor tax credit rebates for British Columbia productions. At present, we do not have the funds in place to initiate, market and sell this service. As such, we will need to raise the capital necessary to be able to this service. This means that we might offer shares of our stock to raise the capital we require to begin to offer the funding service. We plan to find the capital necessary to offer such funding by one or more of the following means: engaging in an offering of our stock; engaging in borrowing; or locating a joint venture partner or partners.

Results Of Operations

The accompanying financial statements show that the Company has incurred a net loss of $25,602 for the period from February 14, 2006 (inception) to March 31, 2006. We have not yet generated any revenues to offset operating expenses.

Liquidity And Capital Resources

At the end of the period March 31, 2006, our cash was $0 and our accounts payable was $0. Since our inception on February 14, 2006, to the end of the period March 31, 2006, we have incurred a loss of $25,602. We attribute our net loss to having no revenues to offset our operating expenses. The Company has paid expenses to consultants for $24,372, incorporation costs for $1,600, legal fees for $630 and has paid in common stock for services in the amount of $9,000 totaling $25,602 from inception to March 31, 2006. At March 31, 2006, we had an accumulated deficit of $25,602.

From our inception on February 14, 2006 to the end of the period March 31, 2006, net cash provided by financing activities was $16,602, of which $8000 was derived from the issuance of common stock and $1000 was derived from the issuance of preferred stock. For the period ended March 31, 2006, net cash used in the day-to-day operations of our business was $25,602.

Based on our current operating plan, we do not expect to generate revenue that is sufficient to cover our expenses for at least the next twelve months. In addition, we do not have sufficient cash and cash equivalents to execute our operations for at least the next twelve months. We will need to obtain additional financing to operate our business for the next twelve months. We will raise the capital necessary to fund our business through a private placement and public offering of our common stock. Additional financing, whether through public or private equity or debt financing, arrangements with shareholders or other sources to fund operations, may not be available, or if available, may be on terms unacceptable to us. Our ability to maintain sufficient liquidity is dependent on our ability to raise additional capital. If we issue additional equity securities to raise funds, the ownership percentage of our existing shareholders would be reduced. New investors may demand rights, preferences or privileges senior to those of existing holders of our common stock. Debt incurred by us would be senior to equity in the ability of debt holders to make claims on our assets. The terms of any debt issued could impose restrictions on our operations. If adequate funds are not available to satisfy either short or long-term capital requirements, our operations and liquidity could be materially adversely affected and we could be forced to cease operations.

We are bearing all costs relating to the registration of the common stock, which are estimated at $10,000. The selling shareholders, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

We are paying the expenses of the offering because we seek to (i) become a reporting company with the Commission under the Securities Exchange Act of 1934 (the "1934 Act"); and (ii) enable our common stock to be traded on the OTC Bulletin Board. We believe that the registration of the resale of shares on behalf of our existing shareholders may facilitate the development of a public market in our common stock if our common stock is approved for trading on the OTC Bulletin Board.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Information about our sole Executive Officer and Director is as follows:

NAME	AGE	POSITION AND TERM OF OFFICE

Randy Cheveldave	55	President and Director since inception

Our Bylaws provide for a Board of Directors ranging from 1 to 9 members, with the exact number to be specified by the board. All Directors will hold office until the next annual meeting of the stockholders following their election and until their successors have been elected and qualified. The Board of Directors appoints Officers. Officers will hold office until the next annual meeting of our Board of Directors following their appointment and until their successors have been appointed and qualified.

Set forth below is a brief description of the recent employment and business experience of our Executive Officer and Director:

Mr. Randy Cheveldave – President & CEO

Yaletown was started by Mr. Randy Cheveldave, President & CEO. Mr. Cheveldave is a Canadian film icon with a 30-year track record in the business of financing, producing, directing and distributing film and television entertainment. He has worked extensively with industry legends such as Frances Ford Coppola, Michael Cimino and Chris Brancatto. Mr. Cheveldave has earned the respect of influential industry executives on both sides of the Canada/US border. Mr. Cheveldave is a seasoned vetran and respected member of the West Coast film and television industry, as he has worked with many cast, crew, directors, producers, studios and financiers.

Since 1973, Mr. Cheveldave has produced, managed and directed over 45 film and television productions, in addition to having developed and financed several more. Mr. Cheveldave has spent his entire post education career in the film and television business.

REMUNERATION OF DIRECTORS AND OFFICERS

The following table sets forth the remuneration of our Executive Officer and Director for the period from our inception on February 14, 2006 through to the end of the period on March 31, 2006:

NAME OF INDIVIDUAL	CAPACITIES IN WHICH REMUNERATION WAS RECEIVED	AGGREGATE REMUNERATION
Randy Cheveldave	Executive Officer and Director	$-0-

We have no employment agreements with our Executive Officer and Director. We do not pay compensation to a Director for attendance at meetings. We plan to reimburse any Director for reasonable expenses incurred during the course of their performance.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table lists the share ownership of persons who, as of the date of this prospectus owned of record or beneficially, directly or indirectly, more than five percent (5%) of the outstanding common stock:

NAME AND ADDRESS OF OWNER	SHARES OWNED PRIOR TO OFFERING	SHARES TO BE OFFERED FROM SELLING SHAREHOLDER'S ACCOUNT	SHARES TO BE OWNED UPON COMPLETION OF OFFERING	PERCENTAGE OF CLASS (1)
				BEFORE OFFERING	AFTER OFFERING

Randy Cheveldave
998 Seymour Boulevard,
North Vancouver, B.C.
V7J 2J8

Murray Schultz
2190 Bellevue Avenue
Suite 601
West Vancouver, BC
V7V 1C4

Briner Group
999 West Hastings Street
Suite 510
Vancouver, BC
V6C 2W2	2,667,000 2,667,000 2,666,000	1,000,000 1,000,000 1,000,000	1,667,000 1,667,000 1,666,000	33% 33% 33%	21% 21% 21%

1.	This table is based on 8,000,000 shares of common stock outstanding

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

As of the date of this prospectus, other than the transaction described above, there are no, and have not been since inception, any material agreements or proposed transactions, whether direct or indirect, with any of the following:

  our Directors and Officer;
  any nominee for election as a Director;
  any principal security holder identified in the preceding "Security Ownership of Selling Shareholders and Management" section; or
  any relative or spouse, or relative of such spouse, of the above referenced persons.

  SECURITIES BEING OFFERED

  We are authorized to issue up to 100,000,000 shares of common stock, par value $0.001 per share. We are authorized to issue 1,000,000 shares of preferred stock.

  Common Stock

  The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. We do not have cumulative voting rights in the election of directors, and accordingly, holders of a majority of the voting shares are able to elect all of the directors.

  Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefore as well as any distributions to the stockholders. We have never paid cash dividends on our common stock, and do not expect to pay such dividends in the foreseeable future.

  In the event of a liquidation, dissolution or winding up of our company, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

  Transfer Agent And Registrar

  West Coast Stock Transfer Inc., 850 W. Hastings, Suite 302, Vancouver, B.C. V6C 1E1, serves as the transfer agent and registrar for our common stock.

  SEC POSITION ON INDEMNIFICATION

  Our bylaws provide that each officer and director of our Company shall be indemnified by us against all costs and expenses actually and necessarily incurred by him or her in connection with the defense of any action, suit or proceeding in which he or she may be involved or to which he or she may be made a party by reason of his or her being or having been such director or officer, except in relation to matters as to which he or she has been finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.

  The indemnification provisions of our bylaws diminish the potential rights of action, which might otherwise be available to shareholders by affording indemnification against most damages and settlement amounts paid by a director in connection with any shareholders derivative action. However, there are no provisions limiting the right of a shareholder to enjoin a director from taking actions in breach of his fiduciary duty, or to cause the Company to rescind actions already taken, although as a practical matter courts may be unwilling to grant such equitable remedies in circumstances in which such actions have already been taken. Also, because the Company does not presently have directors' liability insurance and because there is no assurance that we will procure such insurance or that if such insurance is procured it will provide coverage to the extent directors would be indemnified under the provisions, we may be forced to bear a portion or all of the cost of the director's claims for indemnification under such provisions. If we are forced to bear the costs for indemnification, the value of our stock may be adversely affected.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

  LEGAL MATTERS

  Aaron D. McGeary, The McGeary Law Firm, 405 Airport Fwy., Suite 5 ,Bedford, Texas 76021[(817)-282-5885, (817)-282-5886 (fax)] will pass upon certain matters relating to the legality of the common stock offered hereby for us.

  EXPERTS

  Our financial statements as of March 31, 2006, have been audited by Shelley International CPA, independent certified public accountants, as set forth in its report. The financial statements have been included in reliance upon the authority of Mark Shelley as an expert in accounting and auditing.

  AVAILABLE INFORMATION

  We have not previously been subject to the reporting requirements of the Securities and Exchange Commission. We have filed with the Commission a registration statement on Form SB-1 under the Securities Act with respect to the shares offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to our securities and us you should review the registration statement and the exhibits and schedules thereto. Statements made in this prospectus regarding the contents of any contract or document filed as an exhibit to the registration statement are not necessarily complete. You should review the copy of such contract or document so filed.

  You can inspect the registration statement and the exhibits and the schedules thereto filed with the commission, without charge, at the office of the Commission at Judiciary Plaza, 100 F Street, NE, Washington, D.C. 20549. You can also obtain copies of these materials from the public reference section of the commission at 100 F Street, NE, Washington, D.C. 20549, at prescribed rates. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Commission maintains a web site on the Internet that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission at HTTP://WWW.SEC.GOV.

  REPORTS TO STOCKHOLDERS

  As a result of filing the registration statement, we are subject to the reporting requirements of the federal securities laws, and are required to file periodic reports and other information with the SEC. We will furnish our shareholders with annual reports containing audited financial statements certified by independent public accountants following the end of each fiscal year and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year following the end of such fiscal quarter.

  REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

  MOORE & ASSOCIATES, CHARTERED
               ACCOUNTANTS AND ADVISORS
                              PCAOB REGISTERED

  To the Board of Directors
  Yaletown Capital Inc ( A Development Stage Company)
  Las Vegas, Nevada

  We have audited the accompanying balance sheet of Yaletown Capital Inc ( A Development Stage Company) as of March 31, 2006, and the related statements of operations, stockholders’ equity and cash flows from inception February 14, 2006 through March 31, 2006 and the period then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Yaletown Capital Inc ( A Development Stage Company) as of March 31, 2006 and the results of its operations and its cash flows from inception February 14, 2006 through March 31, 2006 and the period then ended, in conformity with accounting principles generally accepted in the United States of America.

  The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company’s accumulated loss and newness raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

  /s/ Moore & Associates, Chartered

  Moore & Associates Chartered
  Las Vegas, Nevada
  June 16, 2006

  YALETOWN CAPITAL INC.
  Balance Sheet
  (A development Stage Company)

As of
31-Mar-2006
ASSETS
Current Assets
Cash & Equivalents.	0
Total Current Assets	0

Fixed Assets	0

Total Assets	0

LIABILITIES
Current Liabilities	0

Long Term Liabilities
Shareholders' Loan	16,602

Total Liabilities	16,602

8,000,000 Common Shares Issued in Payment for
Services
with a Par Value of $ 0.001 per Share	8,000
1,000,000 Preferred Shares Issued in Payment for
Servces @ $0.001 per Share	1,000
Retained Earnings (Deficit)	(25,602)
Total Stockholders Equity	(16,602)

TOTAL LIABILITIES AND
SHAREHOLDERS EQUITY	0

  The accompanying notes are an integral part of these financial statements.

  YALETOWN CAPITAL INC.
  Income Statement
  (A Development Stage Company)

From inception to
31-Mar-2006
Revenue	0

Expenses
Consultants	14,372
Incorporation	1,600
Shares Isssued for Payment of Services	9,000
LegalFees	630
Total Expenses	25,602

Net Income (Loss)	(25,602)
Basic & Diluted (Loss) Per Share	(0.003)
Weighted Average Number of Shares	8,000,000

  The accompanying notes are an integral part of these financial statements.

  YALETOWN CAPITAL INC.
  Statement of Cash Flows
  (A Development Stage Company)

From inception to
31-Mar-2006

Cash Flow From Operating Activities
Net Income (Loss)	(25,602)

Net Cash from Operating Activities	(25,602)

Net Cash After Operating Activities.	(25,602)

Cash Flow from Financing Activities

Shareholders' Loan	16,602

Net Cash from Financing Activities	16,602

Net Cash after Operating and Financial Activities	(9,000)

Cash Flow From Investing Activities

8,000,000 Common Shares Issued in Payment for Services
with a Par Value of $ 0.001 per Share	8,000
1,000,000 Preferred Shares Issued in Payment for Servces
@ $0.001 per Share	1,000
Net Cash from Investing Activities	9,000

Net Cash After Operating,
Financial & Investment Activities	0

Cash at Beginning of Period	0
Cash at end of Period	0

  The accompanying notes are an integral part of these financial statements.

YALETOWN CAPITAL INC.

STATEMENT OF STOCKHOLDER’S EQUITY
(A Development Stage Company)
From Inception (February 14, 2006) to March 31, 2006

				Deficit	Total
	Shares	Amount	Paid in	Accumulated	Equity
			Capital	During
				Development
				Stage
8,000,000 Common Shares Issued in Payment for
Services with a Par Value of $ 0.001 per Share,
February 2006	8,000,000	8,000			8,000

1,000,000 Preferred Shares Issued in Payment for
Servces @ $0.001 per Share, February 2006	1,000,000	1,000			1,000

Net (Loss) for period				(25,602)	(25,602)
Balance, March 31, 2006	9,000,000	9,000		(25,602)	(16,602)

  The accompanying notes are an integral part of these financial statements.

  YALETOWN CAPITAL INC.
  Notes to Financial Statements
  March 31, 2006

  NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

  The Company was organized in the State of Nevada on February 14th, 2006.

  Yaletown Capital Inc. plans to specialize in boutique financing and production services for independent film and television productions. The Company will offer film and television production funding on the basis of government guaranteed rebates.

  NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  a. Accounting Method

  The Company’s financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year-end.

  b. Revenue Recognition

  The Company recognizes revenue when persuasive evidence of an arrangement exists, goods delivered, the contract price is fixed or determinable, and collectibility is reasonably assured.

  c. Income Taxes

  The Company prepares its tax returns on the accrual basis. The Company has elected to file its taxes as a Limited Liability Company, whereby its profits and losses are passed through to its members. Accordingly, the Company does not pay or accrue income taxes. Also, the Company does not record an asset for the value of its net operating loss carry forwards.

  d. Use of Estimates

  The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  e. Assets

  The Company is in a development stage and has no assets as of March 31,2006.

  YALETOWN CAPITAL INC.
  Notes to Financial Statements
  March 31, 2006

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

As of
31-Mar-2006
ASSETS
Current Assets
Cash & Equivalents.	0
Total Current Assets	0

Fixed Assets	0

Total Assets	0

  f. Income

  Income represents all of the Company’s revenue less all its expenses in the period incurred. The Company has generated no revenues as of March 31, 2006.

  The Company has paid expenses to consultants for $24,372, incorporation costs for $1,600, legal fees for $630 and has paid in common stock for services in the amount of $9,000 totaling $25,602 from inception to March 31, 2006.

From inception to
31-M ar-2006
Revenue	0

Expenses

Consultants	14,372
Incorporation	1,600
Shares Isssued for Paym ent of Services	9,000
LegalFees	630

Total Expenses	25,602

Net Incom e (Loss)	(25,602)

  YALETOWN CAPITAL INC.
  Notes to Financial Statements
  March 31, 2006

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

  g. Basic Income (Loss) Per Share

  In accordance with SFAS No. 128-“Earnings Per Share”, the basic loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding. Diluted loss per common share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. At March 31, 2006, the Company has no stock equivalents that were anti-dilutive and excluded in the earnings per share computation.

From inception to
31-Mar-2006

Net Income (Loss)	(25,602)
Basic & Diluted (Loss) Per Share	(0.002)
W eighted Average Number of Shares	9,000,000

  h. Cash and Cash Equivalents

  For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with maturity of three months or less to be cash equivalents.

As of
31-Mar-2006
ASSETS
Current Assets
Cash & Equivalents.	0
Total Current Assets	0

  i. Liabilities

  Liabilities are composed of shareholders’ loan of $16,602 as of March 31, 2006.

  YALETOWN CAPITAL INC.
  Notes to Financial Statements
  March 31, 2006

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

LIABILITIES
Current Liabilities	0

Long Term Liabilities
Shareholders' Loan	16,602

Total Liabilities	16,602

  Share Capital

  a) Authorized:

  100,000,000 common shares authorized with a par value of $0.001

  1,000,000 preferred shares authorized with a par value of $0.001

  b) Issued:

  On February of 2006 the Company issued 8,000,000 of it common stock in payment for services.

  As of March 31, 2006, there are Eight Million (8,000,000) shares of Common stock issued and outstanding at a value of $0.001 per share.

  As of March 31, 2006, there are One Million (1,000,000) shares of preferred stock issued and outstanding.

  The Company has no stock option plan, warrants or other dilutive securities.

  NOTE 3 - GOING CONCERN

  The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. However, the Company has accumulated a loss and is new. This raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.

  The future of the Company is dependent upon its ability to obtain financing and upon future profitable operations from the development of acquisitions. Management has plans to seek additional capital through a private placement and public offering of its common stock. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence. The accompanying financial statements do not include and adjustments that might be necessary if the Company is unable to continue as a going concern.

  No dealer, salesman or any other person has been authorized to give any quotation or to make any representations in connection with the offering described herein, other than those contained in this prospectus. If given or made, such other information or representation, must not be relied upon as having been authorized by the Company or by any underwriter. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

  DEALER PROSPECTUS DELIVERY OBLIGATION

  Until __________________ (90th day after the later of (1) the effective date of the registration statement or (2) the first date on which the securities are offered publicly), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

  PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

  ITEM 1. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 78.7502 of the Nevada Revised Statutes and Article VII of our Articles of Incorporation permit us to indemnify our officers and directors and certain other persons against expenses in defense of a suit to which they are parties by reason of such office, so long as the persons conducted themselves in good faith and the persons reasonably believed that their conduct was in our best interests or not opposed to our best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. See our Articles of Incorporation filed as Exhibit 2.1 to this registration statement.

  Indemnification is not permitted in connection with a proceeding by us or in our right in which the officer or director was adjudged liable to us or in connection with any other proceeding charging that the officer or director derived an improper personal benefit, whether or not involving action in an official capacity.

  ITEM 2. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The expenses to be paid by us in connection with the securities being registered are as follows:

AMOUNT
Securities and Exchange Commission Registration Fee*	$300
Accounting Fees and Expenses	3,000
Legal Fees and Expenses	6,300
Transfer Agent and Registrar Fees and Expenses	250
Printing Expenses	100
Miscellaneous Expenses	50
----------
Total	$10,000*

  ------------------
  *Estimated amount

  ITEM 3. UNDERTAKINGS.

  The Company hereby undertakes to:

            1)      File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

                 i)      Include any prospectus required by section 10(a)(3) of the Securities Act; and

                 ii)     Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b)) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                 iii)    Include any additional or changed material information on the plan of distribution.

            provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 14(d) of the Securities Exchange Act of 1934;

  2)      That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

  3)      To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering;

  4)      That, for the purpose of determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

  (i)      Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424 of Regulation C of the Securities Act;

  (ii)     Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

  (iii)    The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

  (iv)     Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

  In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  ITEM 4. UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR.

  The Company issued 8,000,000 shares of common stock on February 14, 2006 to the founders, Mr. Randy Cheveldave, Mr. Murray Schultz and the Briner Group, for total proceeds of $8,000. These shares were issued pursuant to Section 4(2) of the Securities Act. The 8,000,000 shares of common stock are restricted shares as defined in the Securities Act. This issuance was made to the founders who are sophisticated individuals. Since our inception, the founders, Mr. Randy Cheveldave, Mr. Murray Schultz and the Briner Group, are in a position of access to relevant and material information regarding our operations. No underwriters were used.

  ITEM 5. INDEX TO EXHIBITS.

REGULATION
S-B NUMBER	EXHIBIT

3.1	Articles of Incorporation

3.2	Bylaws

5.1	Legal Consent, Aaron D. McGeary

23.1	Consent of Auditor, Moore & Associates

  ITEM 6. DESCRIPTION OF EXHIBITS.

  See Item 5 above.

  SIGNATURES

  In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Vancouver, Province of British Columbia, on August 11, 2006.

  YALETOWN CAPITAL INC.

  By: /s/ RANDY CHEVELDAVE
  ---------------------------------------
  RANDY CHEVELDAVE,
  Chief Executive Officer and Chief Financial Officer (Principal Executive Officer and Principal Accounting Officer)

  In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

SIGNATURE	TITLE	DATE

/s/ RANDY CHEVELDAVE	Chief Executive Officer and	August 11, 2006
--------------------------------------	Chief Financial Officer,	------------------------
RANDY CHEVELDAVE	President and Director
(Principal Executive Officer
and Principal Accounting Officer)